April 28, 2009

VIA IDEA AND FEDEX

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0405
Attention:  Mr. H. Roger Schwall

Re:	Plains Exploration & Production Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 1-31470

Dear Mr. Schwall:

On behalf of Plains Exploration & Production Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated March 31, 2009.  For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed March 30, 2009

1.
Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Response:

The Company confirms that it will comply with the following comments in all future filings.  In addition, the Company has set forth an example of the disclosure it intends to use in its future filings.  All page references are to the Company’s definitive proxy statement on Schedule 14A filed March 30, 2009.

United States Securities and Exchange Commission
April 28, 2009

Compensation, page 14

2.
We note you only include disclosure for 4 named executive officers.  Please explain why you do not have any other executive officers who should be included in such disclosure.  We direct your attention to Item 402(a)(3) of Regulation S-K.

Response:

Pursuant to the definition of “executive officer” under Securities Act Rule 405 and Exchange Act Rule 3b-7, the Company does not have any officers, other than the four named in its proxy, that perform policy-making functions for the Company.  Therefore, the Company has included disclosure for the four named executive officers who perform policy-making functions, including the Company’s principal executive officer and principal financial officer, as required by Item 402(a)(3) of Regulation S-K.

Methodology, page 14

3.
We note your disclosure that “[w]e use the peer group data primarily to ensure that the executive compensation program as a whole is within range of comparative pay of the peer group companies” and that “[t]he committee believes that PXP’s officers should generally be paid above market to reflect their high level of responsibility and the overall quality of the management team.”  In this regard, please specify how each element of compensation relates to the data you analyzed from the comparator companies.  Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation fell outside a targeted percentile range, please explain why.

Response:

The committee does not have a target percentile for each element of compensation as it relates to the Company’s peer companies.  Instead, the committee uses the peer group data primary to ensure that the executive compensation program as a whole is within a range of comparative pay of the peer group companies.  It is the Company’s philosophy that total compensation should increase with position and responsibility, while, at the same time, making a greater percentage of compensation tied to performance, and therefore, at risk.

We propose replacing the third paragraph with the following clarifying disclosure under “Methodology” on page 15:

“We use the peer group data primarily to ensure that the executive compensation program as a whole is within range of comparative pay of the peer groups.  We do not target specific percentiles for each element of compensation as it relates to the Company’s peer

United States Securities and Exchange Commission
April 28, 2009

group.  Instead, the committee reviews data from its peer companies and industry surveys with respect to each of the three major components of compensation and uses the data to make an overall determination with respect to compensation.  We establish individual amounts in view of the comparative data and such other factors as level of responsibility, prior experience, and our judgment as to individual performance.  We do not apply formulas or assign these factors specific mathematical weights; instead we exercise judgment and discretion.  The committee believes that PXP’s officers should generally be paid above market to reflect their high level of responsibility and overall quality of the management team.  Consistent with the Company’s philosophy that a significant portion of the executives’ total compensation reflects a risk aspect in the form of equity grants, almost 80% of total compensation is in the form of equity grants, the value of which fluctuates with the Company’s stock performance.”

2008 Compensation of the Chief Executive Officer, page19

4.
We note that the committee approved an annual long-term incentive grant of 150,000 restricted stock units to Mr. Flores in February 2008 and 2009.  We also note similar disclosure regarding your other executive officers.  Please explain how you determined the amount of restricted stock granted to each executive officer, and if a formula was used.

Response:

In determining the amount of compensation granted to each executive officer, including the amount of restricted stock, the committee reviewed each individual’s performance as well as the Company’s accomplishments over the past few years.  In addition, the committee compared the Company’s performance to that of its peer companies, including factors such as total stockholder return, revenues, reserves and debt levels, together with the successfulness of transactions and economic value added.  No specific weights were assigned to these performance measures and no formula was used.  Instead the committee made a subjective determination after considering the data collectively.

We have included this explanation in the last paragraph under “2008 Compensation of the Chief Executive Officer” on page 19 and propose adding the following type of disclosure, which will be modified to fit the circumstances of the relevant year, as a new fifth paragraph under “2008 Compensation of Named Executive Officers Other Than the Chief Executive Officer” on page 20:

“Similar to the way we established Mr. Flores compensation, in establishing compensation for our other named executive officers, we applied the principles outlined above.  Compensation for 2008 was based on the contributions of athe executives and the overall financial and operational performance of the Company, as well as our own subjective assessment of their performance, including certain intangible attributes.  Our executive management team has an average of over 20 years of experience, enabling our executives to form meaningful relationships within the industry, which has in turn proven

United States Securities and Exchange Commission
April 28, 2009

invaluable to the Company when negotiating transactions and searching for opportunistic business ventures.  These relationships proved extremely valuable in 2008, resulting in several successful acquisition and divestments for the Company.  The contributions by the executives were essential to the success outlined above.  In addition, each executive actively manages a portion of the Company.  During 2008, nearly every Company department was successful in completing the multiple merger and acquisition, financing and operational projects described above.  In addition, we compared Company performance with that of the peer group companies, including total stockholder return, revenues, reserves and debt levels together with the successfulness of transactions and economic value added.  We did not assign these performance measures relative weights and no formula was used.  Instead the committee made a subjective determination after considering the data collectively.”

5.
Further, please explain why the 200,000 restricted stock units that Mr. Flores was due pursuant to the Long-Term Retention and Deferral Arrangement discussed on page 28 are not included under this heading.  If the 150,000 restricted stock units are grants pursuant to such arrangement, please explain why they are not equal to the full amount Mr. Flores was entitled to pursuant to said agreement.  Please include a similar explanation for Mr. Wombwell.

Response:

The Long-Term Retention and Deferral Arrangement was entered into in August 2005 and provides for the grant of 200,000 and 33,000 restricted stock units annually for ten years for Mr. Flores and Mr. Wombwell, respectively.  While partly granted during 2008, these grants are not discretionary.  The grant of 150,000 and 75,000 restricted stock units in February to Mr. Flores and Mr. Wombwell, respectively, are not made pursuant to such arrangement, and are discretionary.

We propose adding the following clarifying disclosure at the end of the second paragraph under “2008 Compensation of the Chief Executive Officer” on page 19:

“In addition, Mr. Flores received his annual grant of 200,000 restricted stock units in September 200[8] pursuant to the Long-Term Retention and Deferral Arrangement.  Please read “Executive Compensation—Long-Term Retention and Deferral Arrangement” for additional information.”

We propose adding the following clarifying disclosure at the end of the fourth paragraph under “2008 Compensation of Named Executive Officers Other Than the Chief Executive Officer” on page 20:

“In addition, Mr. Wombwell received his annual grant of 33,000 restricted stock units in September 200[8] pursuant to the Long-Term Retention and Deferral Arrangement.

United States Securities and Exchange Commission
April 28, 2009

Please read “Executive Compensation—Long-Term Retention and Deferral Arrangement” for additional information.”

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 579-6123.

Very truly yours,

/s/ JOHN F. WOMBWELL
John F. Wombwell
Executive Vice President and General Counsel

cc:	Sean Donahue
United States Securities and Exchange Commission

John Madison
United States Securities and Exchange Commission